SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________


                                 AMENDMENT NO. 4

                                       TO

                                   SCHEDULE TO

                             ______________________


                                 (RULE 14D-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             ______________________

                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             ______________________


                             ______________________

                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                             ______________________


                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    422704205
                      (CUSIP Number of Class of Securities)


                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                           6500 N. MINERAL DRIVE #200
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                             ______________________

                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

[ ]         CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
               COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]         THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X]         ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ]         GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]         AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:

[ ]

                              AMENDED TENDER OFFER

         This Amendment No. 4 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2004 as previously amended by Hecla Mining Company, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer of up to 8.25 shares of common stock in exchange for each of Hecla's 464,777 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 16, 2004 (the "Offering Circular"), and in the related Letter of Transmittal. Terms defined in the Offering Circular shall have the same meaning in this Amended Statement.

         To the extent this Amended Statement contains information not contained in the Offering Circular, the information herein amends the Offering Circular. The Offering Circular, as amended hereby, and the Letter of Transmittal, as they may be further amended or supplemented, together constitute the "Offer."

         Hecla Mining Company reported preliminary results of the Offer and will accept all properly tendered preferred shares. The information contained in Exhibit (a)(8) is incorporated herein by reference.


ITEM 12. EXHIBITS

(a)(8)            Press Release, dated February 23, 2004

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

                              HECLA MINING COMPANY

                             /s/ PHILLIPS S. BAKER, JR.
                             --------------------------
                             PHILLIPS S. BAKER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                February 23, 2004